SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)*

                                 eUniverse, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  298 412 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Lisa A. Weiss, Esq.                     With a copy to:
        Senior Vice President and
        General Counsel                         David H. Landau, Esq.
        Sony Music Entertainment Inc.           Katten Muchin Zavis Rosenman
        550 Madison Avenue                      575 Madison Avenue
        New York, New York 10022                New York, New York 10022
        (212) 833-8000                          (212) 940-8800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

CUSIP NO. 298 412 10 7            SCHEDULE 13D                 PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SONY MUSIC ENTERTAINMENT INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,289,231(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,339,231(2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,339,231
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.7%(3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) 550 Digital Media Ventures Inc. ("550 DMV") holds these shares and is an indirect wholly-owned subsidiary of Sony Music Entertainment Inc. ("Sony Music"). Accordingly, Sony Music has beneficial ownership of the shares. Sony Music is an indirect wholly-owned subsidiary of Sony Corporation of America ("SCA").

(2) Sony Music and SCA are deemed the beneficial owners of 50,000 shares of eUniverse Common Stock issuable upon the exercise of stock options held by Thomas Gewecke (See Item 6, below).

(3) Based on 28,535,316 shares outstanding: (1) 26,562,239 shares outstanding as of July 31, 2003 as reported in eUniverse, Inc.'s Annual Report on Form 10-K filed with the SEC on August 22, 2003, for the fiscal year ended March 31, 2003, (2) an additional 1,923,077 shares (assuming conversion today of all of the Series B Preferred Stock held by 550 DMV) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended, and (3) an additional 50,000 shares of common stock issuable upon the exercise of currently exercisable options, over which shares Sony Music has dispositive power and the right to all proceeds.

CUSIP NO. 298 412 10 7            SCHEDULE 13D                 PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SONY CORPORATION OF AMERICA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,289,231(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,339,231(2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,339,231
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.7%(3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) 550 DMV holds these shares and is an indirect subsidiary of Sony Music. Accordingly, SCA has beneficial ownership of these shares.

(2) Sony Music and SCA are deemed the beneficial owners of 50,000 shares of eUniverse Common Stock issuable upon the exercise of stock options held by Thomas Gewecke (See Item 6, below).

(3) Based on 28,535,316 shares outstanding: (1) 26,562,239 shares outstanding as of July 31, 2003 as reported in eUniverse, Inc.'s Annual Report on Form 10-K filed with the SEC on August 22, 2003, for the fiscal year ended March 31, 2003, (2) an additional 1,923,077 shares (assuming conversion today of all of the Series B Preferred Stock held by 550 DMV) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended, and (3) an additional 50,000 shares of common stock issuable upon the exercise of currently exercisable options, over which shares Sony Music has dispositive power and the right to all proceeds.

CUSIP NO. 298 412 10 7            SCHEDULE 13D                 PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      550 DIGITAL MEDIA VENTURES INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,289,231
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,289,231
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,289,231
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.6%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on 28,485,316 shares outstanding: (1) 26,562,239 shares outstanding as of July 31, 2003 as reported in eUniverse, Inc.'s Annual Report on Form 10-K filed with the SEC on August 22, 2003, for the fiscal year ended March 31, 2003 and (2) an additional 1,923,077 shares (assuming conversion today of all of the Series B Preferred Stock held by 550 DMV) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended.

            This Amendment No. 4 amends and supplements the statement on
Schedule 13D, as amended (the "Schedule 13D") originally filed with the SEC on September 19, 2000 and amended on August 10, 2001, October 25, 2001, and July 25, 2003 by Sony Corporation of America ("SCA"), a New York corporation, Sony Music Entertainment Inc. ("Sony Music"), a Delaware corporation, and 550 Digital Media Ventures Inc. ("550 DMV"), a Delaware corporation, relating to the common stock, par value $0.001 per share (the "Common Stock") of eUniverse, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

            SCA has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of SCA is the manufacture and sale, through its subsidiaries, of audio, video, communications and information technology products for the consumer and professional markets, and the music, motion picture, television and online entertainment businesses.

            Sony Music, an indirect wholly owned subsidiary of SCA, has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of Sony Music is the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres worldwide.

            550 DMV, an indirect wholly owned subsidiary of SCA, has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of 550 DMV is investment in and incubation of digital media technology companies.

            Sony Music and SCA are deemed the beneficial owners of 5,289,231 shares of eUniverse Common Stock held through 550 DMV.

            Sony Music and SCA are deemed the beneficial owners of 50,000 shares of eUniverse Common Stock issuable upon the exercise of stock options held by Thomas Gewecke (See Item 6, below).

            The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Schedule A, B or C as the case may be, and Schedules A, B and C are incorporated herein by reference.

            None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Schedule A, B or C, as appropriate, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) Items 5(a) is hereby amended as follows:

            As of the close of business on October 23, 2003:

            (i) 550 DMV owns 5,289,231 shares of Common Stock which constitute approximately 18.6% of the shares of Common Stock outstanding;

            (ii) Each of SCA and Sony music beneficially owns 5,339,231 shares of Common Stock, consisting of the 5,289,231 shares of Common Stock held by 550 DMV and 50,000 shares of Common Stock issuable upon the exercise of stock options held by Thomas Gewecke (See Item 6). Such shares constitute approximately 18.7% of the shares of Common Stock outstanding.


                               Page 5 of 7 Pages

            (b) Item 5(b) is hereby amended as follows:

            550 DMV has the shared power to vote or direct the vote and to dispose or to direct the disposition of the 5,289,231 shares reported herein as being beneficially owned by it. Each of SCA and Sony Music has the shared power to vote or direct the vote of 5,289,231 shares and to dispose or to direct the disposition of 5,339,231 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended and supplemented by adding the following thereto:

            Pursuant to the Company's Certificate of Designation of Series B Convertible Preferred Stock, which gives the holders of Series B Preferred Stock (currently 550 DMV) voting as a class the right to elect one, and, depending on the size of the Company's Board of Directors, up to three Directors, Thomas Gewecke was elected to the Board of Directors of the Company on October 19, 2001. Mr. Gewecke also serves as Senior Vice President, New Technology and Business Development of Sony Music Entertainment, Inc. and Executive Vice President of 550 DMV.

            Pursuant to an oral arrangement between Sony Music and Mr. Gewecke, Sony Music is entitled to receive the economic benefit upon Mr. Gewecke's disposition of the shares of Common Stock underlying currently exercisable options held by Mr. Gewecke to purchase 50,000 shares of Common Stock, 25,000 of which stock options were granted to Mr. Gewecke for his services as a non-employee director of the Company on each of December 3, 2001 and October 23, 2002. Mr. Gewecke retains sole voting power with respect to such shares of Common Stock. Pursuant to the arrangement, Sony Music has the right to direct Mr. Gewecke to exercise the options and dispose of the underlying shares of Common Stock. As long as Mr. Gewecke remains an employee of Sony Music, Sony Music will have identical rights with respect to any future stock option grants that Mr. Gewecke receives from the Company.


                               Page 6 of 7 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003
                                                SONY CORPORATION OF AMERICA

                                                By: /s/
                                                    ----------------------------
                                                    Name:  Steve Kober
                                                    Title: Senior Vice President
                                                    and Controller


                                                SONY MUSIC ENTERTAINMENT INC.

                                                By: /s/
                                                    ----------------------------
                                                    Name:  Frank Crimmins
                                                    Title: Senior Vice President
                                                    and Controller


                                                550 DIGITAL MEDIA VENTURES INC.

                                                By: /s/
                                                    ----------------------------
                                                    Name:  Mark Eisenberg
                                                    Title: Senior Vice President
                                                    and General Counsel


                               Page 7 of 7 Pages

                                   SCHEDULE A

         EXECUTIVE OFFICERS AND DIRECTORS OF SONY CORPORATION OF AMERICA

      The following description sets forth (i) the name and title of each executive officer and director of Sony Corporation of America, and (ii) each such individual's business address and present principal occupation. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 550 Madison Avenue, New York, New York 10022.

Name                    Present Principal Occupation or Employment
--------------------------------------------------------------------------------

Nobuyuki Idei*          Chairman of the Board. Chairman, Group Chief Executive
                        Officer and Director of Sony Corporation.**

Kunitake Ando*          Director. President, Group Chief Operating Officer and
                        Director of Sony Corporation.**

Howard Stringer         Director, Chairman, Chief Executive Officer and
                        President.

Teruo Masaki*           Director. Corporate Senior Executive Vice President and
                        Group General Counsel, Corporate Executive Officer and
                        Director of Sony Corporation.**

Ken Kutaragi*           Director. Executive Deputy President, Corporate
1-1 Akasaka 7-Chome,    Executive Officer, Officer in Charge of Games Business
Minato-ku, Tokyo,       Group and Broadband Network Company and Director of Sony
107-0052 Japan          Corporation.**


H. Paul Burak           Director. Partner, Katten Muchin Zavis Rosenman.
575 Madison Avenue
New York, NY 10022

Teruhisa Tokunaka*      Director. Executive Deputy President and Group Chief
                        Strategy Officer, Representative Corporate Executive
                        Officer, Officer in Charge of Personal Solutions
                        Business Group and Network Application and Content
                        Service Sector of Sony Corporation.**

Kenichiro Yonezawa*     Director. Senior Executive Vice President in charge of
                        Corporate General Affairs.**

Kenji Kitatani*         Executive Vice President.

Nicole Seligman         Executive Vice President, General Counsel and Secretary.

Robert Wiesenthal       Executive Vice President and Chief Financial Officer.

Emily Susskind          Executive Vice President.

Mary Jo Green           Senior Vice President and Treasurer.

Karen Halby             Senior Vice President.
555 Madison Avenue
New York, NY 10022

Steven Kober            Senior Vice President and Controller.

*     Citizen of Japan.

** The principal business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

                                   SCHEDULE B

        EXECUTIVE OFFICERS AND DIRECTORS OF SONY MUSIC ENTERTAINMENT INC.

      The following description sets forth (i) the name and title of each executive officer and director of Sony Music Entertainment Inc., and (ii) each such individual's business address and present principal occupation. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 550 Madison Avenue, New York, New York 10022.

Name                    Present Principal Occupation or Employment
--------------------------------------------------------------------------------

Howard Stringer         Director. Chairman, Chief Executive Officer and
                        President of SCA.

Norio Ohga*             Director. Retired. Honorary Chairman of Sony
                        Corporation.**

Nobuyuki Idei*          Director. Chairman of the Board, Representative Director
                        and Chief Executive Officer of Sony Corporation.**

Kenichiro Yonezawa*     Director. Corporate Executive Vice President in charge
                        of Corporate Human Resources and Corporate General
                        Affairs of SCA.**

Andrew Lack             Director, Chairman and Chief Executive Officer.

Frank Stanton           Director. Retired.
25 West 52nd Street
14th Floor
New York, NY 10019

Ken Kutaragi*           Director. President and Chief Executive Officer of Sony
1-1 Akasaka 7-Chome,    Computer Entertainment Inc.
Minato-ku, Tokyo,
107-0052 Japan

Masao Morita*           Director. President of Sony Music Entertainment Japan.
4-5 Rokubancho
Chiyoda-ku, Tokyo,
102-8353 Japan

H. Paul Burak           Director. Partner, Katten Muchin Zavis Rosenman.
575 Madison Avenue
New York, NY 10022

Teruo Masaki*           Director. Corporate Senior Executive Vice President and
                        Director of Sony Corporation.**

Teruhisa Tokunaka*      Director. Executive Deputy President, Chief Financial
                        Officer and Representative Director of Sony
                        Corporation.**

Kunitake Ando*          Director. President, Chief Operating Officer and
                        Representative Director of Sony Corporation.**

Robert Bowlin           Executive Vice President.

Michele Anthony         Executive Vice President.

Thomas C. Tyrrell       Executive Vice President, External & Governmental
                        Affairs.

Lisa Weiss              Senior Vice President, General Counsel and Secretary.

Barry Ilberman          Senior Vice President, Administration & Personnel.

Kevin Kelleher          Executive Vice President and Chief Financial Officer.

Wilbert Howey           Senior Vice President, Chief Information Officer.

Thomas Connolly         Senior Vice President, Worldwide Business Development.

Frank Crimmins          Senior Vice President and Controller.

Mary Jo Green           Senior Vice President and Treasurer. Senior Vice
                        President and Treasurer of SCA.

Jay Sammit              Senior VP, Strategy, SMEI

Philip Wiser            Senior VP, Digital Services Group and Chief Technology
                        Officer, SMEI

*     Citizen of Japan.

** The principal business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

                                   SCHEDULE C

       EXECUTIVE OFFICERS AND DIRECTORS OF 550 DIGITAL MEDIA VENTURES INC.

      The following description sets forth (i) the name and title of each executive officer and director of 550 Digital Media Ventures Inc., and (ii) each such individual's business address and present principal occupation. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 550 Madison Avenue, New York, New York 10022.

Name                    Present Principal Occupation or Employment
--------------------------------------------------------------------------------

Phil Wiser              President.

Thomas Gewecke          Vice President. Senior Vice President, New Technology
                        and Business Development of Sony Music.

Karen Halby             Vice President, Director of Taxes. Senior Vice
555 Madison Avenue      President, SCA.
New York, NY 10022

Teruo Masaki*           Director. Corporate Senior Executive Vice President and
                        Director of Sony Corporation.**

Howard Stringer         Director. Chairman, Chief Executive Officer and
                        President of SCA.

Robert Wiesenthal       Director, Vice President.

Mary Ellen Palmacci     Vice President, Payroll.

Kevin M. Kelleher       Director. Executive Vice President and Chief Financial
                        Officer, Sony Music.

Mark Eisenberg          Secretary.

Thomas J. Connolly      Treasurer. Senior Vice President, Worldwide Business
                        Development, Sony Music.

Robert M. Bowlin        Director. Executive Vice President, Sony Music.

Yair Landau             Director.

*     Citizen of Japan.

** The principal business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.